Exhibit 5.1

August 10, 2021

Axon Enterprise, Inc.

17800 N. 85th St.

Scottsdale, Arizona 85225

Ladies and Gentlemen:

We have acted as counsel to Axon Enterprise, Inc., a Delaware corporation (the “Company”), in connection with (i) the registration statement on Form S-3 (File No. 333-255380) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2021 relating to the offer and sale from time to time of an indeterminate amount of any combination of securities of the types specified therein including the Company’s common stock, $0.00001 par value per share (“Common Stock”), and the accompanying prospectus dated April 20, 2021 (the “Base Prospectus”) and (ii)  the prospectus supplement, dated, and filed with the SEC on, August 10, 2021 (the “Prospectus Supplement,” and together with the Base Prospectus and all documents incorporated by reference therein, the “Prospectus”) relating to the offer and sale by the Company from time to time of up to 3,000,000 shares of Common Stock (the “Shares”), pursuant to the Distribution Agreement, dated August 10, 2021, between the Company and J.P. Morgan Securities LLC, as agent (the “Distribution Agreement”), as described in the Prospectus Supplement.

This opinion is being furnished to you at your request in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K, as promulgated by the SEC.

For purposes of the opinion we express below, we have examined copies, certified or otherwise identified, of (i) the Amended and Restated Certificate of Incorporation of the Company and the Bylaws of the Company, as amended and restated, (ii) the Registration Statement, including the Prospectus, and all exhibits thereto, (iii) the Distribution Agreement, (iv) certain corporate records of the Company, including resolutions of the board of directors of the Company (the “Resolutions”), certificates of public officials and of representatives of the Company, and (v) such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein.

We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.

Based upon the foregoing, we are of the opinion that the Shares have been duly authorized by the Company and, when issued and sold by the Company and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Distribution Agreement, will be validly issued, fully paid and non-assessable.

This letter is effective only as of the date hereof.  We do not assume responsibility for updating this letter as of any date subsequent to its date, and we assume no responsibility for advising you of any changes with respect to any matters described in this letter that may occur, or facts that may come to our attention, subsequent to the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on the date hereof and its incorporation by reference into the Registration Statement, and to the use of our name under the caption “Legal Matters” in the Prospectus and the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules or regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP

Morgan, Lewis & Bockius LLP